SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          COYOTE NETWORK SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    22406P108
                               ------------------
                                 (CUSIP Number)
                                               Copy to:
Kiskiminetas Springs School                    Esanu Katsky Korins & Siger, LLP
1888 Brett Lane                                605 Third Avenue
Saltsburg, PA 15681                            New York, New York 10158
Attention: Ms. Linda Miller                    Attention:  Roy M. Korins, Esq.
Telephone (724) 639-3586                       Telephone (212) 953-6000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 AUGUST 13, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following space   .


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

CUSIP No.   22406 P108         SCHEDULE 13D
================================================================================

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (entities only)

      Kiskiminetas Springs School
================================================================================

 2    Check the Appropriate Box if a Member of a Group*     (a)   |_|
                                                            (b)   |_|

================================================================================

 3    SEC Use Only

================================================================================

 4    Source of Funds*          WC, OO

================================================================================

 5    Check Box if Disclosure of Legal Proceedings is Required    |_|

================================================================================

 6    Citizenship or Place of Organization               Pennsylvania

================================================================================

                       7     Sole Voting Power
                             1,010,210 shares                      8.0%
Number of
Shares                 8     Shared Voting Power
Beneficially                     0 shares                            0%
Owned By
Each                   9     Sole Dispositive Power
Reporting                        1,010,210 shares                  8.0%
Person
With                  10    Shared Dispositive Power
                                 0 shares                            0%
================================================================================

11    Aggregate Amount Beneficially Owned By Each Reporting Person

                               1,010,210 shares
================================================================================

12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|

================================================================================

13    Percent of Class Represented by Amount in Row (11)
                                                                   8.0%
================================================================================

14    Type of Reporting Person*

                                         CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         This Statement on Schedule 13D (this "Statement") relates to transactions effected on August 13, 1997 (the "Reporting Date") and reflects information as of August 17, 1999. Pursuant to Rule 13d-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Kiskiminetas Springs School (the "Reporting Person") is filing a related Statement on Schedule 13G immediately after the filing of this Statement. Information contained in this Statement regarding persons other than the Reporting Person is furnished to the best knowledge of the Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Coyote Network Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4360 Park Terrace Drive, Westlake Village, CA 91361.

ITEM 2.  IDENTITY AND BACKGROUND.

         This  Statement is being filed by the Reporting  Person.  The Reporting
Person is a Pennsylvania non-profit educational institution that has an endowment composed of the shares of the Issuer's Common Stock and certain other securities. The Reporting Person currently holds 145,700 shares of Common Stock in an account at PaineWebber Incorporated (the "PaineWebber Account") and 864,510 shares of Common Stock in an account at Piper Jaffray Inc. (the "Piper Jaffray Account").

         Since March 1999, the voting power and the investment power of the Reporting Person over the shares of Common Stock held in the PaineWebber Account and the Piper Jaffray Account has been vested solely in the Finance Committee of the Board of Trustees of the Reporting Person (the "Finance Committee"), which is exercised by the approval of the majority of the members thereof. The Finance Committee is composed of seven members. The Members of the Finance Committee are Alan J. Andreini, Michael Yukevich, Jr., John A. Pidgeon, Allen R. Glick, Carl
L. Kalnow, James P. Moore, Jr., Maynard H. Murch IV, and Janice Fuelhart. Such decisions of the Finance Committee are then carried out by certain individuals authorized to make trades or vote securities in the Piper Jaffray Account and the PaineWebber Account. Each of Michael Yukevich, Jr., Chairman of the Board of Trustees of the Reporting Person (the "Board of Trustees") and a member of the Finance Committee, and Linda K. Miller, the Business Manager of the Reporting Person, is authorized to direct the trading and voting of the Issuer's Common Stock held in the Piper Jaffray Account in accordance with the decisions of the Finance Committee. Each of Alan J. Andreini, Chairman of the Finance Committee, and John A. Pidgeon, the Headmaster of the Reporting Person, is authorized to direct the trading and voting of the Issuer's Common Stock held in the PaineWebber Account in accordance with the decisions of the Finance Committee.

         From April 1996 to February 22, 1999, Mr. Andreini was authorized by the Board of Trustees to exercise investment and voting power over the shares of the Issuer's Common Stock held in the Piper Jaffray Account and the PaineWebber Account. During such period, Mr. Andreini was permitted to exercise such authority without approval from the Finance Committee. In March 1999, when Mr. Andreini requested the termination of his investment and voting power over the securities held in the Piper Jaffray Account and the PaineWebber Account, all investment and voting power over any securities held in such Accounts became subject to the prior approval of the Finance Committee. Mr. Andreini is still an authorized person for the PaineWebber Account.

          Mr. Andreini has filed a Schedule 13D and a Schedule 13G under his own name with respect to the Issuer's Common Stock and he is not a reporting person hereunder. Mr. Andreini's filings disclose the Reporting Person's ownership of the Issuer's Common Stock.

         Information with respect to the Reporting Person and the members of the Finance Committee (in accordance with Instruction C to Schedule 13D) is set forth below.

         1.       a.       KISKIMINETAS  SPRINGS  SCHOOL  is  a  not-for-profit
                           corporation organized under the laws of Pennsylvania.

                  b.       ADDRESS:
                           1888 Brett Lane
                           Saltsburg, PA  15681

                  c. PRINCIPAL BUSINESS: Primary and secondary educational institution.

                  d. CONVICTIONS: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,
                           Federal or state securities laws or finding any violation with respect to such laws.

                  f.       CITIZENSHIP:  Not applicable.

         2.       a.       MICHAEL  YUKEVICH,  JR. is a member and the  Chairman
                           of the Board of Trustees and a member of the  Finance
                           Committee.

                  b.       ADDRESS:
                           Yukevich, Marchetti, Liekar & Zangrilli, P.C. One Gateway Center, Sixth Floor
                           Pittsburgh, PA  15222

                  c.       PRINCIPAL OCCUPATION:  Attorney.

                  d. CONVICTIONS: During the last five years, Mr. Yukevich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Yukevich has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.       CITIZENSHIP:  United States.

         3.       a.       LINDA  K. MILLER  is  the  Business  Manager  of  the
                           Reporting Person.

                  b.       ADDRESS:
                           Kiskiminetas Springs School
                           1888 Brett Lane
                           Saltsburg, PA  15681

                  c.       PRINCIPAL  OCCUPATION:  Business   Manager   of   the
                           Reporting Person.

                  d. CONVICTIONS: During the last five years, Ms. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Ms. Miller has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws

                  f.       CITIZENSHIP:  United States.

         4.       a.       JOHN A. PIDGEON  is the  Headmaster and  President of
                           the Reporting Person, a member of the Board of Trustees and a member of the Finance Committee.

                  b.       ADDRESS:
                           Kiskiminetas Springs School
                           1888 Brett Lane
                           Saltsburg, PA  15681

                  c.       PRINCIPAL  OCCUPATION:  Headmaster  of  the Reporting
                           Person.

                  d. CONVICTIONS: During the last five years, Mr. Pidgeon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 e. PROCEEDINGS: During the last five years, Mr. Pidgeon has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.       CITIZENSHIP:  United States.

         5.       a.       ALAN J. ANDREINI is a member of the Board of Trustees
                           and Chairman of the Finance Committee.

                  b.       ADDRESS:
                           395 Hudson Street
                           New York, New York 10014

                  c. PRINCIPAL OCCUPATION: President and Chief Executive Officer of InterWorld Corporation, a corporation principally engaged in the provision of Internet commerce software for sales, order management, order fulfillment, customer service and other applications.

                  d. CONVICTIONS: During the last five years, Mr. Andreini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Andreini has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.       CITIZENSHIP:  United States.

         6.       a.       ALLEN R. GLICK is a member of the Board of Trustees
                           and a member of the Finance Committee.

                  b.       ADDRESS:
                           P.O. Box 8446
                           La Jolla, California 92038

                  c.       PRINCIPAL   OCCUPATION:  Chief   Executive  of   Alta
                           Resource Group International, Inc.

                  d. CONVICTIONS: During the last five years, Mr. Glick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Glick has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.       CITIZENSHIP:  United States.

         7.       a.       MAYNARD H. MURCH IV  is  a  member  of  the  Board of
                           Trustees and a member of the Finance Committee.

                  b.       ADDRESS:
                           9315 Euclid Chardon Road
                           Kirthand, Ohio 44094

                  c. PRINCIPAL OCCUPATION: President and Chief Executive Officer of Maynard H. Murch Company, Inc.

                  d. CONVICTIONS: During the last five years, Mr. Murch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Murch has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.       CITIZENSHIP:  United States.

         8.       a.       JANICE FUELHART is a member of the  Board of Trustees
                           and a member of the Finance Committee.

                  b.       ADDRESS:
                           c/o Page One Communications Ltd.
                           2 Brentside Executive Centre
                           Brentford, Middlesex  TW8 9DA
                           England

                  c.       PRINCIPAL   OCCUPATION:  Chairman   of    Page    One
                           Communications Ltd.

                  d. CONVICTIONS: During the last five years, Ms. Fuelhart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Ms. Fuelhart has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.       CITIZENSHIP:  United States.

         9.       a.       JAMES P. MOORE, JR. is  a  member  of  the  Board  of
                           Trustees and a member of the Finance Committee.

                  b.       ADDRESS:
                           2919A Woodley Street
                           Arlington, Virginia 22206

                  c. PRINCIPAL OCCUPATION: President and Chief Executive of ATI.

                  d. CONVICTIONS: During the last five years, Mr. Moore has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Moore has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.       CITIZENSHIP:  United States.

         10.      a.       CARL L. KALNOW is a member of the  Board  of Trustees
                           and a member of the Finance Committee.

                  b.       ADDRESS:
                           c/o Seasongood and Mayer
                           414 Walnut Street, Suite 310
                           Cincinnati, Ohio 45202

                  c. PRINCIPAL OCCUPATION: Limited Partner of Seasongood and Mayer.

                  d. CONVICTIONS: During the last five years, Mr. Moore has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Moore has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.       CITIZENSHIP:  United States.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired some shares of the Issuer's Common Stock using funds it allocated from its revenues for purposes of establishing an endowment and a substantial portion of the Issuer's Common Stock using funds borrowed against marginable securities of other issuers held in the Paine Webber Account and in the Piper Jaffray Account, respectively. The funds borrowed in each account were obtained under the customary terms of PaineWebber Incorporated and Piper Jaffray, Inc. , respectively, for such transactions. The aggregate purchase price paid for the shares purchased by the Reporting Person, including mark-ups, was $6,960,292.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired the shares of the Issuer's Common Stock for purposes of investment.

         The Reporting Person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

                  (a) As of August 17, 1999, the Reporting Person was the beneficial owner of 1,010,210 shares of Common Stock of the Issuer, representing approximately 8.0% of the Issuer's outstanding Common Stock (based on 12,702,350 shares of Common Stock outstanding as reported in the Form 10-K of the Issuer filed on July 14, 1999).

                  (b) As of August 17, 1999, the Reporting Person had the sole power to vote and to dispose of 1,010,210 shares of Common Stock.

                  (c) Prior to March 1999, transactions in the Common Stock were effected on behalf of the Reporting Person by Alan J. Andreini, a member of the Board of Trustees and Chairman of the Finance Committee, and are set forth in Appendix A hereto, which is incorporated herein by reference. Mr. Andreini executed such trades pursuant to authorization by the Board of Trustees to make such trades without consultation or prior approval. All of the transactions reflected in Appendix A were effected in open market transactions on The Nasdaq Stock Market.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e)      Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
                  with Respect to Securities of the Issuer.

         1. Pursuant to Resolution and Trading Authorization, a copy of which is filed as Exhibit 1 hereto, each of Mr Yukevich and Ms. Miller are, and Mr. Andreini was, authorized to instruct Piper Jaffray Inc. to effect transactions and transfers on behalf of the Reporting Person of the securities held in the Piper Jaffray Account.

         2. Pursuant to a letter from Piper Jaffray Inc., dated March 8, 1999, a copy of which is filed as Exhibit 2 hereto, each of Mr. Yukevich and Ms. Miller is authorized to instruct Piper Jaffray Inc. to effect transactions and transfers on behalf of the Reporting Person of the securities held in the Piper Jaffray Account, and Piper Jaffray Inc. confirmed the termination of Mr. Andreini's authority to effect transactions and transfers on behalf of the Reporting Person of the securities held in the Piper Jaffray Account.

         3. Pursuant to a Corporate Resolution, a copy of which is attached hereto as Exhibit 3, each of John A. Pidgeon and Alan J. Andreini is authorized to act on behalf of the Reporting Person in connection with the PaineWebber Account.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT 1 - Resolution and Trading Authorization of the Reporting Person, dated June 5, 1998.

         EXHIBIT 2 - Letter from Piper Jaffray Inc., dated March 8, 1999.

         EXHIBIT 3 - Corporate Resolutions of the Reporting Person, dated January 13, 1997.

         EXHIBIT 4 - Form of Piper Jaffray Prime Account Agreement.

         EXHIBIT 5 - Form of Piper Jaffray PAT Plus Account Agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete, and correct.

Date: August 17, 1999.

                                            KISKIMINETAS SPRINGS SCHOOL


                                            By:  s/JOHN A. PIDGEON
                                                 -------------------------------
                                            Name:  John A. Pidgeon
                                            Title:    President









ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                      APPENDIX A

TRANSACTIONS FOR ACCOUNT OF KISKIMINETAS SPRINGS SCHOOL (COMBINED SHARES IN THE PIPER JAFFRAY ACCOUNT AND IN THE PAINEWEBBER ACCOUNT)


                 Type of                Purchase Price
 Trade Date    Transaction   Quantity   in U.S. Dollars
----------------------------------------------------------------

 07/10/97        Purchase     67,500          7.3125
 07/10/97        Purchase      5,000          7.0000
 07/10/97        Purchase     35,000          7.1250
 07/10/97        Purchase     20,000          7.2500
 07/10/97        Purchase      5,000          7.1875
 07/10/97        Purchase      2,500          7.3750
 07/11/97        Purchase     10,000          8.3750
 07/11/97        Purchase      1,000          8.5000
 07/11/97        Purchase      9,000          8.6250
 07/11/97        Purchase      2,000          7.7500
 07/11/97        Purchase      3,000          7.8750
 07/11/97        Purchase      6,000          7.8750
 07/14/97        Purchase      3,000          6.3750
 07/14/97        Purchase     10,000          6.7500
 07/15/97        Purchase      1,000          6.6250
 07/15/97        Purchase     10,000          6.7500
 07/15/97        Purchase      7,500          6.5625
 07/15/97        Purchase      2,500          6.6250
 07/17/97        Purchase      2,000          5.5000
 07/18/97        Purchase     20,000          5.3370
 07/18/97        Purchase     10,000          5.5000
 07/31/97        Purchase     10,000          6.9750
 08/01/97        Purchase     20,000          7.0625
 08/01/97        Purchase      7,500          7.0000
 08/04/97        Purchase     25,500          7.5870
 08/05/97        Purchase      5,000          7.5250
 08/06/97        Purchase     10,000          7.8180
 08/07/97        Purchase      5,000          7.1250
 08/07/97        Purchase     10,000          7.3750
 08/08/97        Purchase      5,000          6.8750
 08/12/97        Purchase      1,500          5.5625
 08/12/97        Purchase      3,500          5.3750
 08/13/97        Purchase      5,000          5.2500
 08/13/97        Purchase      2,000          5.2500
 08/13/97        Purchase      3,000          5.3750
 08/13/97        Purchase      1,000          5.4375
 08/13/97        Purchase      1,000          5.5000
 08/13/97        Purchase      1,000          5.6250
 08/13/97        Purchase      1,000          5.6250
 08/13/97        Purchase      3,000          6.0000

                 Type of                Purchase Price
 Trade Date    Transaction   Quantity   in U.S. Dollars
----------------------------------------------------------------
 08/13/97        Purchase      1,000          5.9375
 08/13/97        Purchase      7,000          6.0000
 08/14/97        Purchase      1,000          5.8750
 08/14/97        Purchase      1,000          6.1250
 08/14/97        Purchase      2,000          6.5000
 08/14/97        Purchase        500          6.2500
 08/14/97        Purchase      1,500          6.3750
 08/14/97        Purchase      4,000          6.5000
 08/14/97        Purchase      1,000          6.5000
 08/14/97        Purchase      2,000          6.4375
 08/20/97        Purchase      6,500          6.5000
 08/20/97        Purchase      2,000          6.3750
 08/20/97        Purchase      2,000          6.5625
 08/20/97        Purchase      1,500          6.5625
 08/21/97        Purchase      5,000          6.5625
 08/21/97        Purchase      5,000          6.6250
 08/21/97        Purchase      5,000          6.7500
 08/21/97        Purchase      1,050          6.5480
 08/22/97        Purchase     22,500          6.8520
 08/25/97        Purchase      8,000          6.9375
 08/26/97        Purchase     10,000          6.9375
 08/26/97        Purchase      3,000          6.9375
 08/27/97        Purchase     10,000          6.9375
 08/27/97        Purchase     10,000          6.9375
 08/27/97        Purchase      7,000          6.9375
 08/27/97        Purchase      3,570          6.6670
 08/28/97        Purchase      5,000          6.9375
 08/28/97        Purchase      5,000          6.9375
 08/29/97        Purchase      1,500          6.6875
 08/29/97        Purchase      3,500          6.7500
 09/04/97        Purchase     10,000          6.3180
 09/04/97        Purchase      7,500          6.3750
 09/05/97        Purchase     10,000          6.9312
 09/05/97        Purchase      5,000          6.0625
 09/09/97        Purchase      5,000          5.9375
 09/12/97        Purchase      5,380          6.2500
 09/12/97        Purchase      3,150          6.1900
 09/12/97        Purchase      4,070          6.2500
 09/15/97        Purchase      2,000          6.3125
 09/16/97        Purchase      5,000          6.1250
 09/17/97        Purchase     10,000          6.2210
 09/17/97        Purchase     10,000          6.2500
 09/19/97        Purchase     10,500          6.5480
 09/22/97        Purchase      5,250          6.5480
 09/22/97        Purchase      5,250          6.6670
 09/23/97        Purchase      2,730          6.2500
 10/01/97        Purchase      5,000          6.5625
 10/02/97        Purchase      7,500          6.5000

                 Type of                Purchase Price
 Trade Date    Transaction   Quantity   in U.S. Dollars
----------------------------------------------------------------
 10/02/97        Purchase     15,000          6.5625
 10/03/97        Purchase      2,500          6.5625
 11/10/97        Purchase      5,000          7.0340
 11/10/97        Purchase      5,000          7.0000
 12/17/97        Purchase     10,000          6.7813
 12/17/97        Purchase     10,000          6.9590
 12/17/97        Purchase     10,000          7.0563
 12/18/97        Purchase      5,500          6.6250
 12/18/97        Purchase      4,500          6.6250
 12/19/97        Purchase      5,000          6.5625
 12/19/97        Purchase      2,500          6.5625
 12/19/97        Purchase      5,000          6.5625
 12/19/97        Purchase      1,500          6.6250
 12/19/97        Purchase      2,000          6.5625
 12/19/97        Purchase      1,000          6.6875
 12/19/97        Purchase      4,000          6.7500
 12/29/97        Purchase      1,500          5.5000
 12/29/97        Purchase      1,500          5.4375
 12/29/97        Purchase      2,000          5.5625
 12/29/97        Purchase      2,000          5.6250
 12/29/97        Purchase      3,000          5.5625
 12/29/97        Purchase      2,500          4.9375
 12/29/97        Purchase      2,500          5.0000
 12/29/97        Purchase      1,000          5.0000
 12/29/97        Purchase        500          5.0625
 12/29/97        Purchase      2,000          5.1250
 12/29/97        Purchase      1,000          5.1875
 12/29/97        Purchase        500          5.0938
 12/29/97        Purchase        500          5.2500
 12/29/97        Purchase        500          5.3438
 12/29/97        Purchase      3,500          5.3750
 12/29/97        Purchase        500          5.2188
 12/31/97        Purchase      4,000          6.4375
 01/07/98        Purchase      3,000          6.1875
 01/07/98        Purchase      1,000          6.0000
 01/07/98        Purchase      1,000          6.0625
 01/08/98        Purchase      2,000          6.0000
 01/08/98        Purchase      3,000          6.0000
 01/12/98        Purchase      2,000          5.2500
 01/12/98        Purchase      2,000          5.4375
 01/23/98        Purchase      4,000          6.0000
 01/27/98        Purchase      3,000          5.6250
 01/27/98        Purchase      2,000          5.5625
 01/28/98        Purchase      2,000          5.2500
 01/30/98        Purchase      2,000          4.6250
 01/30/98        Purchase      3,000          4.5625
 01/30/98        Purchase      6,000          4.5590
 02/02/98        Purchase      5,000          4.4875

                 Type of                Purchase Price
 Trade Date    Transaction   Quantity   in U.S. Dollars
----------------------------------------------------------------
 02/05/98        Purchase        500          4.6250
 02/10/98        Purchase      1,575          4.6430
 02/10/98        Purchase      3,675          4.7620
 02/11/98        Purchase      1,050          4.7620
 02/18/98        Purchase      5,000          4.4375
 02/18/98        Purchase      5,250          4.2260
 02/19/98        Purchase      1,000          4.5938
 02/19/98        Purchase      1,000          4.6250
 02/19/98        Purchase      2,625          4.2860
 02/24/98        Purchase      2,000          4.4375
 02/24/98        Purchase      2,000          4.4375
 02/24/98        Purchase      1,500          4.5000
 02/24/98        Purchase        500          4.5313
 02/24/98        Purchase      1,000          4.5625
 02/24/98        Purchase      2,625          4.1670
 02/24/98        Purchase      5,250          4.2260
 02/24/98        Purchase      2,100          4.2860
 02/25/98        Purchase      2,000          4.5000
 02/25/98        Purchase      1,000          4.5000
 02/25/98        Purchase      2,100          4.2860
 02/26/98        Purchase      2,000          4.5000
 02/26/98        Purchase      2,000          4.4688
 02/26/98        Purchase      2,100          4.2860
 02/27/98        Purchase      2,000          4.4375
 03/02/98        Purchase      2,000          4.5625
 03/04/98        Purchase      2,100          4.2860
 03/06/98        Purchase      2,100          4.2860
 03/09/98        Purchase     15,000          4.4688
 03/11/98        Purchase      2,100          4.1070
 03/13/98        Purchase        200          4.4375
 04/01/98        Purchase      3,150          3.8100
 04/01/98        Purchase      2,100          3.8690
 05/01/98        Purchase      5,000          4.9375
 05/04/98        Purchase     10,000          4.8920
 05/05/98        Purchase      3,000          4.7500
 05/08/98        Purchase      2,000          4.4375
 05/20/98        Purchase      2,500          4.2500
 05/20/98        Purchase      1,250          4.1250
 05/20/98        Purchase      2,100          4.0480
 05/21/98        Purchase      5,000          4.2500
 05/27/98        Purchase      6,750          4.1230
 05/28/98        Purchase     10,000          4.0625
 06/15/98        Purchase      5,000          6.5000
 06/25/98        Purchase      1,050          8.0650
 06/30/98        Purchase      2,100          8.5710
 06/30/98        Purchase      8,400          8.6310
 07/01/98        Purchase      2,500          8.8000

                 Type of                Purchase Price
 Trade Date    Transaction   Quantity   in U.S. Dollars
----------------------------------------------------------------
 07/02/98        Purchase      5,000          8.6400
 07/07/98        Purchase      5,250          7.8570
 07/17/98        Purchase      3,150          8.7500
 07/22/98        Purchase      1,050          9.1070
 07/22/98        Purchase      2,940          9.2860
 07/29/98        Purchase      2,100          7.7380
 07/31/98        Purchase      1,050          7.4400
 07/31/98        Purchase      2,100          7.5000
 08/05/98        Purchase      5,250          6.8450
 08/06/98        Purchase      1,050          6.5480
 10/08/98        Purchase      1,000          7.2500
 10/12/98        Purchase      2,000          7.1250
 10/12/98        Purchase      1,500          7.1875
 10/15/98        Purchase      1,000          7.3750
 10/15/98        Purchase      1,000          7.3750
 10/15/98        Purchase      2,000          7.5625
 10/15/98        Purchase      1,000          7.5000
 10/15/98        Purchase      1,000          7.5625
 10/22/98        Purchase      2,000          8.0000
 10/23/98        Purchase      2,000          7.9063
 10/27/98        Purchase      1,500          8.0000
 10/27/98        Purchase        500          8.0313
 10/29/98        Purchase      2,000          8.5625
 10/30/98        Purchase      2,000          8.6875
 11/04/98        Dividend     41,510            --
 11/11/98        Purchase      3,260         11.0000
 11/11/98        Purchase        100         11.1250
 11/11/98        Purchase      2,200         11.2500
 11/11/98        Purchase      4,000         11.3750
 11/13/98        Sold         10,000         14.0625
 11/13/98        Sold         10,000         15.0625
 11/13/98        Sold          1,050         14.5000
 11/13/98        Sold          3,570         14.5000
 11/13/98        Sold          5,380         14.4000
 11/18/98        Purchase      1,000         12.2500
 11/18/98        Purchase      3,000         12.5000
 11/18/98        Purchase      3,000         12.7500
 11/18/98        Purchase      1,000         12.9375
 11/18/98        Purchase      4,500         12.1250
 11/18/98        Purchase      1,000         12.2500
 11/18/98        Purchase      1,200         12.5000
 11/18/98        Purchase      3,300         12.7500
 11/18/98        Purchase      5,000         13.3750
 11/19/98        Purchase      5,700         13.8750
 11/23/98        Sold         11,000         16.0000
 11/25/98        Sold            200         16.0000
 11/25/98        Sold          3,000         16.0000
 11/27/98        Sold          6,000         16.1875

                 Type of                Purchase Price
 Trade Date    Transaction   Quantity   in U.S. Dollars
----------------------------------------------------------------
 12/07/98        Purchase      5,000         14.5000
 12/09/98        Purchase      5,000          9.5000
 12/09/98        Purchase      5,000         10.2500
 12/09/98        Purchase      2,000          7.7500
 12/09/98        Purchase      1,900          7.9380
 12/09/98        Purchase      3,100          8.0630

            EXHIBIT 1 - RESOLUTION AND TRADING AUTHORIZATION OF THE
                           KISKIMINETAS SPRINGS SCHOOL


                      RESOLUTION AND TRADING AUTHORIZATION

This authorizes KISKIMINETAS SPRINGS SCHOOL (the "NONPROFIT"), to transact business with Piper Jaffray Inc. ("Piper Jaffray"). This authorization shall continue in force until Piper Jaffray is notified in writing of any changes.

1.       ESTABLISHMENT AND MAINTENANCE OF PIPER JAFFRAY ACCOUNT:
         The following persons may authorize transactions and transfers on behalf of the NONPROFIT:

ALAN ANDREINI                                        TRUSTEE
---------------------------                          ---------------------------
Name                                                 Title

LINDA MILLER                                         BUSINESS MANAGER
---------------------------                          ---------------------------
Name                                                 Title


---------------------------                          ---------------------------
Name                                                 Title


---------------------------                          ---------------------------
Name                                                 Title


THE AUTHORIZED PERSONS LISTED ABOVE, INCLUDING THE AUTHORIZED SIGNATORY TO THIS TRADING AUTHORIZATION, ARE AUTHORIZED TO MAINTAIN ONE OR MORE ACCOUNTS WITH PIPER JAFFRAY FOR THE PURPOSE OF TRANSACTING BUSINESS. THE AUTHORITY HEREBY CONFERRED SHALL REMAIN IN FULL FORCE AND EFFECT UNTIL REVOKED BY WRITTEN NOTICE ADDRESSED TO YOU AND DELIVERED TO YOUR MAIN OFFICE.

2.       AUTHORITY:
         The fullest authority is granted to these persons to engage in any transaction they deem proper, including authority to give written or oral instructions to Piper Jaffray; to bind the NONPROFIT to carrying out the transactions; and generally to take all action necessary in connection with the accounts.

3.       CUSTOMER AGREES TO ARBITRATE:

         o      ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

         o THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

         o PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

         o THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

         o THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

         WE AGREE TO ARBITRATE ANY DISPUTES BETWEEN PIPER JAFFRAY AND US. WE SPECIFICALLY AGREE AND RECOGNIZE THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN PIPER JAFFRAY, ITS AGENTS, REPRESENTATIVES OR EMPLOYEES AND US, CONCERNING ANY TRANSACTION, ACCOUNT OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION TO THE FULL EXTENT PROVIDED BY LAW. SUCH ARBITRATION SHALL BE IN ACCORDANCE WITH THE RULES THEN IN EFFECT, OF THE ARBITRATION COMMITTEE OF THE NEW YORK STOCK EXCHANGE, INC. OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. AS WE MAY ELECT. WE AUTHORIZE PIPER JAFFRAY, IF WE DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO PIPER JAFFRAY AT ITS MAIN OFFICE WITHIN 15 DAYS AFTER RECEIPT OF NOTIFICATION FROM PIPER JAFFRAY REQUESTING SUCH ELECTION, TO MAKE SUCH ELECTION ON OUR BEHALF.

4.       CERTIFICATION:
         The Authorized Signatory of the NONPROFIT is hereby authorized and empowered to certify this resolution. This certifies that this Trading Authorization was adopted by officials duly authorized to invest funds on behalf of the NONPROFIT in accordance with all applicable laws and regulations. I further certify that the NONPROFIT is organized and existing and that the officials who took the action called for by this authorization have the power to take such action. In witness whereof, this 5th day of June, 1998.

WE UNDERSTAND THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PARAGRAPH 3 ABOVE, AND WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS AGREEMENT.

                              s/MICHAEL YUKEVICH, JR.       6/5/98
                              -------------------------     ------
                              Authorized Signatory          Date


                              MICHAEL YUKEVICH, JR.
                              -------------------------
                              Name and Title (print) Chairman, Board of Trustees

         EXHIBIT 2 - LETTER FROM PIPER JAFFRAY INC. DATED MARCH 8, 1999



                                                 [Piper Jaffray Letterhead]

                                                   Piper Jaffray Inc.
                                                   Suite 2200
                                                   345 California Street
                                                San Francisco, CA 94104-2623

                                                   415 984-3600
March 8, 1999

Ms. Linda Miller
C/o Kiskiminetas Springs School
1888 Brett Lane
Saltsburg, PA 15681-8951

Re:  Piper Jaffray Acct #

Dear Ms. Miller:

This letter will confirm our instructions from Mr. Alan Andreini to remove him as the third party authorized to give instructions regarding the account referenced above. According to our copy of the board resolution dated December 4, 1998, it is important that either you or Mr. Michael Yukevich, Jr. Esq. communicate all future instructions regarding your account to Chris Corsiglia. We are responsible for notifying your of this change and do not require a response from you, unless of course you should have any questions regarding this matter.

We want you to know that you are a valued client and we appreciate your confidence in Piper Jaffray and Chris Corsiglia. Again, should you have any questions, please contact Chris or me.

Sincerely,

s/Linda M. Sechser

Linda M. Sechser
Regional Sales Practice Manager
Vice President -- Investments

Cc:  Chris Corsiglia
     Nancy Wheelock



Nondeposit investment products are not insured by the FDIC, are not deposits or other obligations of or guaranteed by U.S. Bank National Association or its affiliates, and involve investment risks, including possible loss of the principal amount invested. Securities products and services are offered through Piper Jaffray Inc., a member SIPC and NYSE, Inc., a subsidiary of U.S. Bancorp.

      EXHIBIT 3 - CORPORATE RESOLUTIONS OF THE KISKIMINETAS SPRINGS SCHOOL


PAINEWEBBER
Established 1879
Member of all principal
security, commodity
and option exchanges


                           CORPORATE RESOLUTIONS

   FULL ACCOUNT TITLE            BRANCH     ACCOUNT NUMBER    BROKER
--------------------------------------------------------------------------------
   Kiskiminetas Springs School
--------------------------------------------------------------------------------


I, Lee C. Crawford hereby certify that I am the Secretary of KISKIMINETAS SPRINGS SCHOOL ("Corporation") a corporation organized and existing under the laws of the state of PENNSYLVANIA, and that the following resolutions were duly adopted at a meeting of the Board of Directors of the Corporation held on DEC. 13, 1996 at which meeting a quorum was present and voting:

RESOLVED

     1) To open with PaineWebber Incorporated, its successor firms, subsidiaries, correspondents or affiliates ("PaineWebber") a brokerage account for the purchase and sale of securities and other property. "Securities" means, but is not limited to, money, stocks, bonds, options, including stock index options, interest rate options, foreign currency options, and other securities and property.

     2) That the Corporate Officers named in the spaces below are authorized to act on behalf of the Corporation with respect to opening an account, to execute on behalf of the Corporation any and all relevant documents, and to deal with PaineWebber in connection with all aspects of said account singly, with no limits as to the amount thereinafter called "Authorized Person".

                      (AT LEAST TWO TO BE DESIGNATED)

(1)  John A. Pidgeon, President                s/John A. Pidgeon
------------------------------------------     ---------------------------------
    (Type Name and Title of Officer)                (Signature of Officer)

(2)  Alan J. Andreini, Chairman,
     Finance Committee                         s/Alan J. Andreini
------------------------------------------     ---------------------------------
    (Type Name and Title of Officer)                (Signature of Officer)

(3)
------------------------------------------      -------------------------------
    (Type Name and Title of Officer)                 (Signature of Officer)

(4)
------------------------------------------      --------------------------------
    (Type Name and Title of Officer)                 (Signature of Officer)

     3) That PaineWebber is authorized to deal with each Authorized Person, to accept all orders for purchases and sales and all instructions given verbally or in writing by him or her on behalf of the Corporation as the action of the Corporation without further inquiry as to his or her authority: to receive any funds, securities or other property for the account of the Corporation; to honor written instructions from each Authorized Person to deliver either in bearer form, in street certificates, in any names or in any other manner any funds, securities or other property held for the account of the Corporation; to extend loans in connection with the maintenance of a margin account (if applicable); to effect BankCard transactions in connection with the Corporation's account (if applicable), including use of Bank One's Line of Credit in connection with the MasterCard BusinessCard or Gold MasterCard, to honor written instructions from each Authorized Person to write checks against the Corporation's account, and to send all confirmations, notices, demands, statements and other communications to the Authorized Person and to the Corporation, attention:

                         John A. Pidgeon, President
         ---------------------------------------------------------
         (Insert name and position of officer and office location)

     4) That any withdrawals of money, check writing, BankCard purchases (if applicable) and other non-brokerage transactions including but not limited to obtaining letters of credit and other types of credit facilities made on behalf of the Corporation with PaineWebber are ratified, confirmed and approved, and that PaineWebber is authorized to rely upon the authority conferred by these resolutions until PaineWebber receives a certified copy of resolutions of the Corporation's Board of Directors revoking or modifying these resolutions. In the event that PaineWebber, for any reason, is uncertain as to the continuing effectiveness of the authority conferred by these resolutions or any other resolutions of the Corporation, PaineWebber may refrain from taking any action with respect to this account until such time as it is satisfied as to its authority and PaineWebber shall be indemnified against and held harmless from any claims, demands, expenses, loss or damage, including legal fees and costs, resulting from or arising out of its refraining from taking any action.

     5) That the Corporation elects (check box A or B below):

          |_|  A. CASH ACCOUNT
                     OR
          |X|  B. MARGIN ACCOUNT

To open and maintain a margin account and execute a PaineWebber margin agreement and certifies that the Corporation has full power and authority pursuant to the charter and by-laws for the purchase and sale (including short sales) of securities, borrowing money in connection with the maintenance of a margin account, repaying amounts borrowed and paying interest due thereon.

     6) That the Corporation also elects to open (check box A, B or C below):

          |_|  A. BUSINESS SERVICES ACCOUNT (BSA)
                                                 OR
          |_|  B. RESOURCE MANAGEMENT ACCOUNT (RMA)
                                                 OR
          |_| C. INTERNATIONAL RESOURCE MANAGEMENT ACCOUNT (IRMA) and execute relevant documents and certifies that the Corporation has full power and authority pursuant to its charter and by-laws to open and maintain a BSA/RMA/IRMA and to affect any and all brokerage and non-brokerage transactions in the Corporation's BSA/RMA/IRMA including but not limited to the options selected below (check all boxes that apply):

                  |_| 1) Check Writing Privilege and certifies that the Corporation has full power and authority pursuant to its charter and by-laws to write checks on the BSA/RMA/IRMA in the manner described in the Disclosure Document(s) as defined in the BSA/RMA/IRMA Agreement.

                          2) BankCard   Privileges  and  elects (check  one  box
                             only):

                             |_|  a)    MasterCard    BusinessCard    or    Gold
                                        MasterCard   with  margin   account  and
                                        certifies that the  Corporation has full
                                        power  and  authority  pursuant  to  its
                                        charter   and  by-laws  to  affect  cash
                                        advances and charges on the  BSA/RM/IRMA
                                        in   the   manner   described   in   the
                                        Disclosure Document(s) as defined in the
                                        BSA/RMA/IRMA  Agreement;  and  that  the
                                        Corporation has full power and authority
                                        pursuant  to its  charter and by-laws to
                                        open and  maintain a margin  account and
                                        execute a PaineWebber  margin  agreement
                                        for the  purchase  and  sale  [including
                                        short  sales] of  securities,  borrowing
                                        money in connection with the maintenance
                                        of a margin  account,  repaying  amounts
                                        borrowed   and   paying   interest   due
                                        thereon.

                    OR

                             |_|  b)    MasterCard    BusinessCard    or    Gold
                                        MasterCard  with a Line  of  Credit  and
                                        certifies that the  Corporation has full
                                        power  and  authority  pursuant  to  its
                                        charter and by-laws to affect charges on
                                        the BSA/RMA/IRMA in the manner described
                                        in the applicable Disclosure Document(s)
                                        as defined in the SA/RMA/IRMA  Agreement
                                        and to affect the  borrowing of money in
                                        connection  with the maintenance of Bank
                                        One's Line of Credit,  repaying  amounts
                                        borrowed   and   paying   interest   due
                                        thereon.

ATTENTION TRANSFER AGENT

     7) That any Authorized Person is fully authorized and empowered to transfer, convert, endorse, sell, assign, set over and deliver any and all shares of stock, bonds, debentures, notes, subscription warrants, stock purchase warrants, evidence of indebtedness, or other securities now or hereafter standing in the name of or owned by this Corporation, and to make, execute and deliver, under the corporate seal of this Corporation or otherwise, any and all written instruments of assignment and transfer necessary or proper to effectuate the authority hereby conferred.

     8) That whenever there shall be annexed to any instrument of assignment and transfer, executed pursuant to and in accordance with the foregoing resolution, a certificate of the Secretary or an Assistant Secretary of this Corporation in office at the date of such certificate and such certificate shall set forth these resolutions and shall state that these resolutions are in full force and effect, and shall also set forth the names of the persons who are then officers of this Corporation, then all persons to whom such instrument with the annexed certificate shall thereafter come, shall be entitled, without further inquiry or investigation and regardless of the date of such certificate, to assume and to set in reliance upon the assumption that the shares of stock or other securities named in such instrument were therefore duly and properly transferred, endorsed, sold, assigned, set over and delivered by this Corporation, and that with respect to such securities the authority of these resolutions and of such officers is still in full force and effect.

That the Secretary or an Assistant Secretary of the Corporation is authorized and described to certify to PaineWebber that these resolutions have been duly adopted, are in full force and effect and are in accordance with the provisions of the charter and by-laws of the Corporation.

WITNESS my hand and the seal of the Corporation at _____________________ this 13th day of January, 1997.


                                                      s/LEE C. CRAWFORD
                                           -------------------------------------
                                           (SIGNATURE OF SECRETARY)

            EXHIBIT 4 - FORM OF PIPER JAFFRAY PRIME ACCOUNT AGREEMENT

PIPER JAFFRAY                                        PRIME ACCOUNT(TM)
                                                     AGREEMENT

PLEASE READ CAREFULLY.

1. This AGREEMENT ("AGREEMENT") sets forth the terms and conditions governing the Piper Jaffray PRIME ACCOUNT(TM) ("Piper Jaffray Prime Account") offered by Piper Jaffray Inc. ("Piper Jaffray"), for which you (all such signatories hereto, whether acting in their individual or representative capacities, are sometimes referred to hereinafter as "you") are making application with Piper Jaffray. This Agreement is subject to, and may be modified from time to time by disclosure in, the prospectuses pertaining to the money market investment funds from time to time offered by Piper Jaffray as a component of the Piper Jaffray Prime Account (the "Funds"), and any supplement or amendment thereto as of the time of filing or effectiveness thereof (the prospectuses, as so amended or supplemented, are referred to as the "Prospectuses").

Subject to the foregoing, it is understood that the Piper Jaffray Prime Account will operate as follows:

2.  DESCRIPTION OF PIPER JAFFRAY PRIME ACCOUNT
The Piper Jaffray Prime Account is an integrated financial services program that links together several components:

o a Piper Jaffray securities account (the "Securities Account") with a credit feature;
o    the Funds from time to time offered by Piper Jaffray;
o a check-writing privilege provided by PNC Bank, Philadelphia, a subsidiary of PNC Financial Corp (PNC Bank, Philadelphia and its affiliates are referred to as "PNC"); and
o an optional Visa Gold" card including ATM access, from PNC. The principal attributes of each component of the Piper Jaffray Prime Account and their relation to one another are described below.

3.  SECURITIES ACCOUNT
The Securities Account has a credit feature. You may use the Securities Account to purchase and sell securities, including options, for cash or on credit. The Securities Account will be governed by the federal securities laws, the rules and regulations of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Securities Investor Protection
Corporation, the New York Stock Exchange, Inc., other registered national securities exchanges, the National Association of Securities Dealers, Inc. and by this Agreement and the policies of Piper Jaffray.

The amount of available credit will vary depending upon the amount of eligible securities in your Piper Jaffray Prime Account and applicable regulatory requirements, but is presently limited to 50% of the current market value of eligible securities in your Piper Jaffray Prime Account.

When you purchase securities, Piper Jaffray will first apply any cash in your Piper Jaffray Prime Account on the settlement date and then redeem Fund shares at net asset value to the extent necessary to pay the amounts due in connection with such transaction, including all costs and expenses of the transaction. If at the settlement date, such amounts are sufficient to pay all amounts due, the trade will be treated as a cash transaction.

If on the settlement date, there is not sufficient cash or net asset value of Fund shares in your Piper Jaffray Prime Account, Piper Jaffray may extend credit to you on the terms and conditions set forth in this Agreement. If Piper Jaffray extends credit to you, such amounts will be automatically collateralized by eligible securities in your Piper Jaffray Prime Account. If sufficient eligible securities are not available in your Piper Jaffray Prime Account, you must deposit additional cash and/or eligible securities into your Piper Jaffray Prime Account within the allotted time frames required by the laws, rules, regulations and policies governing the extension of credit by Piper Jaffray. If sufficient cash or eligible securities are not deposited into the Piper Jaffray Prime Account within the allotted time frames prescribed by applicable regulatory requirements, Piper Jaffray is required to liquidate the trade(s) at market risk and exposure to you.

A. PLACING ORDERS, CUSTOMER RESPONSIBILITIES. When you place any order to sell securities that are long in your account, you will designate it as such and hereby authorize Piper Jaffray to mark such order as being "long". Any sell order which you shall designate as being for long account will be for securities then owned by you, and if such securities are not then deliverable by Piper Jaffray from any account of yours, you will deliver such securities as soon as you can do so. If you place any order to sell securities that are short your account, you will designate it as such and authorize Piper Jaffray to mark such order as being "short". In case Piper Jaffray makes a short sale of any securities at your direction, or in case you fall to deliver to Piper Jaffray any securities which Piper Jaffray has sold at your direction, you authorize Piper Jaffray to borrow the securities necessary to enable Piper Jaffray to make delivery to the purchaser, and you agree to be responsible for the cost or loss Piper Jaffray may incur, or the cost of otherwise obtaining the securities if Piper Jaffray is unable to borrow them. No settlement of any account for you may be made by you without all securities in which your account is short being received by Piper Jaffray and all securities in which your account is long being paid for in full and the securities then delivered. Piper Jaffray and its correspondents are designated as your agents to consummate all such transactions, and are authorized to make such advances and expend such moneys as may be required.

B. CUSTOMER'S ORDERS BINDING UNTIL NOTICE OF DEATH; PIPER JAFFRAY'S RIGHTS TO PURCHASE OR SELL. Any order you give Piper Jaffray shall be binding upon you and your personal representative until Piper Jaffray has actual notice of your death. Your death and notice thereof shall not in any way affect Piper Jaffray's rights under this Agreement to take any action which Piper Jaffray could have taken if you had not died. Upon your death or failure to comply with any part of this Agreement or whenever Piper Jaffray deems it necessary for its protection, Piper Jaffray is authorized (but is not required) to:

          o    Cancel outstanding orders;
          o Purchase, sell, assign, receive and deliver all or any part of the securities held or carried for you; and

          o Close out short sales by purchase upon any exchange board or market or any public or private sale at Piper Jaffray's option.

C. SECURITIES PENDING ISSUE. On transactions in securities when, as and if issued, Piper Jaffray is entitled to protection against its contingent liability pending the issue of the securities to the same extent as in purchases and sales of securities already issued.

D. WAIVER OF NOTICE. Piper Jaffray may take these actions without demand for credit or notice of purchase or sale, which are expressly waived. No specific demand or notice shall invalidate this waiver. After deducting all costs and expenses of any such purchase or sale and delivery, Piper Jaffray is authorized to apply the residue of the proceeds to the payment of your liabilities to Piper Jaffray, returning the surplus, if any, to you, and you shall remain liable for any deficiency. At any such sale at public auction or on any exchange, Piper Jaffray may become purchasers for itself or on behalf of anyone else.

4.  CREDIT EXTENSIONS
PLEASE NOTE - SECTION 4 CONCERNING CREDIT WILL ONLY APPLY WHEN AND IF YOU ARE CARRYING A SETTLEMENT DATE DEBIT BALANCE IN YOUR PIPER JAFFRAY PRIME ACCOUNT (PIPER JAFFRAY IS LENDING YOU MONEY AGAINST YOUR SECURITIES AS COLLATERAL).

If Piper Jaffray extends a loan based on the credit feature of your Securities Account, Piper Jaffray will begin to charge interest on the day it extends such credit to you. As with any credit extension by Piper Jaffray, you must be in compliance with all current regulations and New York Stock Exchange maintenance requirements.

A. CUSTOMER OBLIGATION. You will pay interest on all amounts advanced by Piper Jaffray and on other balances due Piper Jaffray (including all commissions and such other charges as Piper Jaffray may impose) as specified under the caption "Credit Terms" in this Agreement. In addition, you specifically agree that Piper Jaffray may check your credit references at any time, and authorize anyone to grant that information to Piper Jaffray. Piper Jaffray may at any time demand that your account or accounts immediately be taken up and paid, and all amounts advanced and other balances due, with interest and commissions, shall be due and payable on demand. Unless demand is sooner made, interest is due and payable monthly or upon the balances due being paid in full. You will at all times maintain sufficient collateral for said accounts as from time to time required by Piper Jaffray.

B. CREDIT TERMS. Piper Jaffray charges in connection with any credit Piper Jaffray may extend to you are as follows:

You will be charged interest on any credit extended to you for the purpose of purchasing, carrying, trading or selling any securities. Such extensions of credit include but are not limited to:

          o  prepayment of proceeds of sale prior to settlement;

          o payments on "no good delivery" securities prior to clearance;

          o specific transactions where interest expenses are incurred.

The annual rate of interest charged on your average debit balance is based on Piper Jaffray's announced broker call rate, which is determined by Piper Jaffray's cost of borrowing money from banks. To Piper Jaffray's broker call rate, Piper Jaffray will add a maximum 2.5% override. Piper Jaffray may charge lower overrides depending upon factors such as the size of your net balance, Piper Jaffray's evaluation of the commission income generated by your account, the service required for the account, etc.

Your rate of interest will be changed without notice in accordance with changes in your net balance due and changes in Piper Jaffray's cost of borrowing money. When your interest rate is to be increased for any other reason, at least 30 days' prior written notice will be given.

THE METHOD OF COMPUTING INTEREST IS AS FOLLOWS: Interest is accrued daily on all funds owed to Piper Jaffray (debit balances). Free credit balances within an account are used to offset the debit balance each day. Piper Jaffray's interest period runs from the 16th of the previous month to the 15th of the current month. Therefore, to compute your interest, it will be necessary to use the prior month's statement as well as the current statement.

Begin with the debit balance on the 15th of the previous month. Starting with the 16th and each day through the 15th of the current statement, add to that debit balance any debits and subtract any credits appearing on your statement to determine each day's debit balance. Free credits within an account are used to offset the debit balance each day. The average debit balance is determined by adding the debit balances for each day and dividing by the number of days in the billing period. Multiply this by the annual rate of interest and then by the number of days in the billing period. Then divide by 360.

In order to assist you, your monthly statements will contain the following information: annual rate of interest charged to your account, the average daily debit, and ending debit balance of interest period (15th of the month).

The credit that appears on your statement due to short sales (including short sales against the box) is offset by a debit of like amount because Piper Jaffray has to borrow the same security in order to deliver it to the buying broker. This means that the credit generated by any short sale does not reduce your debit balance for the purpose of computing interest until the short position is covered.

If the security which you sold short (or sold short against the box) appreciates in market price over the selling price, interest will be charged on the appreciation of the value. If the security which you sold short depreciates in market price, interest is correspondingly reduced by the drop in value. Periodically, and depending upon prevailing conditions, this practice of "marking-to-the-market" is performed.

If you have any further questions about interest charged to your account, you should contact your Piper Jaffray Investment Executive.

C.       LIENS, PLEDGING AND LENDING OF SECURITIES IN ACCOUNT.

          PLEASE NOTE- IN ACCORDANCE WITH SEC RULE 15C3-3(B), WE ARE PROHIBITED FROM LENDING ANY OF YOUR SECURITIES UNLESS YOU ARE CARRYING A SETTLEMENT DATE DEBIT BALANCE AGAINST YOUR SECURITIES (PIPER JAFFRAY IS LENDING YOU MONEY AGAINST YOUR SECURITIES AS COLLATERAL).

          If you use the credit feature of your Piper Jaffray Prime Account, any securities in any of your accounts are collateral for any debit balances in your Piper Jaffray Prime Account. This means that in accordance with the terms of this Agreement, securities in your Piper Jaffray Prime Account or other accounts with Piper Jaffray can be sold to reduce or to liquidate entirely any debit balances in your Piper Jaffray Prime Account.

          If you use the credit feature of your Piper Jaffray Prime Account and if there is a decline in the market value of your securities which are the collateral for your debit balance, it may be necessary for Piper Jaffray to request additional funds or collateral. Ordinarily, a request for additional funds or collateral will be made when the equity in the account falls below 33 percent of the market value of all securities in the account. (The equity is the excess market value of the securities in the account over the debit balance.) However, Piper Jaffray retains the right to require additional funds or collateral when Piper Jaffray deems it desirable.

          All securities held or purchased by Piper Jaffray for you shall be subject to a lien for the payment of all your liabilities to Piper Jaffray. Piper Jaffray is authorized without notice to you, whenever Piper Jaffray deems it advisable, to transfer interchangeably between any accounts you have with. Piper Jaffray any or all of the securities so held, and without notice to you and without regard to whether Piper Jaffray has in its possession or subject to its control at the time thereof other securities of the same kind and amount, and in the usual course of business, to pledge, repledge, hypothecate, rehypothecate (EITHER FOR THE AMOUNT DUE IPER JAFFRAY FROM YOU OR FOR A GREATER OR LESSER SUM) and lend the same to itself as brokers or to others from time to time, separately or commingled with securities carried for other customers. Piper Jaffray shall not be required to deliver to you the identical securities deposited or received but only securities of the same kind and amount.

5.       THE FUNDS
You authorize Piper Jaffray to invest automatically in shares of the Fund from time to time designated by you (the "Designated Fund") any cash in your Securities Account (that is, any cash that does not result from a loan from Piper Jaffray, and thus, may be transferred out of your Securities Account without giving rise to interest charges). Such automatic investment of cash in Designated Fund shares will occur daily on the next business day at the net asset value per share next determined. Although cash will be invested automatically in only the Designated Fund, you may purchase shares in the other Funds at any time.

Shares of the Designated Fund and shares of other Funds will be redeemed at their net asset value and you authorize automatic redemptions, as necessary, to satisfy debit balances resulting from securities transactions, from the use of the check-writing privilege and/or the optional Visa Gold(R) card as described below. You may also redeem shares of the Funds directly by written or oral request to Piper Jaffray.

Your Designated Fund Option will be changed to the First American Funds Prime Obligations Fund-Class Y, if the value of your account reaches the minimum set forth in the current prospectus. Your account will not be affected if your Designated Fund is a tax-exempt money market fund. Piper Jaffray will evaluate accounts on the last business day of each calendar year quarter end. We will make the change on the first business day of the calendar year quarter that begins after the value of your account reaches the minimum.

Orders for the purchase or redemption of Fund shares will become effective as provided in the Prospectuses. Ordinarily, a purchase order will not be entered until cash in the form of Federal Funds become available to Piper Jaffray. Piper Jaffray may, however, without charge, advance Federal Funds to the Piper Jaffray Prime Account on your behalf to enable you to purchase Fund shares and earn Fund dividends prior to final collection of checks or other instruments deposited in your Securities Account. You therefore agree that Piper Jaffray may reasonably withhold access to the redemption proceeds of Fund shares purchased by checks or other instruments credited to your Piper Jaffray Prime Account.

The Funds will declare dividends on each business day as earned, and credit dividends monthly on shares of the Funds owned by you. You recognize that dividends are paid in additional Fund shares, unless monthly cash payment is requested.

6.  PIPER JAFFRAY PRIME ACCOUNT FEE
Piper Jaffray will deduct an annual fee from your Piper Jaffray Prime Account for processing and administrative services. Piper Jaffray will notify you before any increase in the fee becomes effective. In addition, the following fees may apply depending on the account's transactions and activity:

o        All trades  (purchases and sales) will be charged a $5 transaction fee.
         Some managed account types are excluded as well as mutual fund trades, syndicate offerings, annuities, insurance, or trades with a dollar value of less than $5.
o        Accounts transferring to other firms are subject to a $50 transfer fee.
o Foreign securities transacted on a foreign exchange(ordinary "ORD" shares) will be charged the $ 100 fee at the time of purchase and sale.

Piper Jaffray reserves the right to change its fees for the maintenance, administration and servicing of a Piper Jaffray Prime Account. Piper Jaffray will provide you with prior notification of an increase to the fees payable hereunder.

7.  CHECK-WRITING PRIVILEGES (OPTIONAL)
You may exercise a check-writing privilege through an account with PNC. In the case of a corporate account, a maximum of six (6) authorized check signers designated by corporate resolutions may exercise a check-writing privilege through an account maintained at PNC. PNC will assess certain charges associated with such a privilege. Checkwriting privileges are subject to an agreement between Piper Jaffray and PNC.

You must maintain sufficient Available Cash in your Securities Account and Fund shares ("Combined Asset Value") to pay any checks you write and any Visa Gold card transactions made by you or any additional authorized Visa Gold card cardholder. Payments for checks and for Visa Gold card transactions will be satisfied from the Combined Asset Value of your Piper Jaffray Prime Account in the following order: First, from cash in your Securities Account; second, from the proceeds of redeeming Designated Fund shares (if any); third from the proceeds of redeeming other Fund shares (if any); and fourth, from the loan value of your loanable securities (if any).

8.  THE VISA GOLD(R)CARD FEATURES (OPTIONAL SERVICES)
APPROVING THE VISA GOLD CARD - If you would like a Visa Gold Card as part of your Piper Jaffray Prime Account, complete the credit card application included in this package. PNC, the card issuing bank, must approve your application for the credit card before any Visa Gold card services can be linked with your Piper Jaffray Prime Account. If approved, PNC will issue and service your Visa Gold card account with a minimum credit line of $5,000.

ADDITIONAL CARDS - Each individual applicant who signs the Visa Gold card application may apply for and receive a Visa Gold card for use in connection with your Piper Jaffray Prime Account. You and other cardholders who are Piper Jaffray Prime Account clients may jointly authorize the issuance of additional cards. Additional cardholders who are not Piper Jaffray Prime Account clients are not authorized to buy or sell securities or to use the check-writing privilege associated with the Piper Jaffray Prime Account. The fee for the Piper Jaffray Prime Account with the optional Visa Gold card includes the issuance of up to two cards. There is a charge for the issuance of each additional card.

USING THE VISA GOLD CARD - You, and any additional cardholder, may use the credit card to charge goods and services wherever the Visa Gold card is accepted (Visa Gold card charge transactions). You may also obtain cash advances at participating financial institutions or any Plus System(R) location (Visa Gold card cash advance transactions). The amount of purchases and cash advances may not exceed the available credit on your Visa Gold card. You agree to accept financial responsibility with respect to all Visa Gold card charge and cash advance transactions effected by any cardholder, including additional cardholders, in accordance with the Credit Card Agreement.

VISA GOLD CARD TRANSACTIONS - PNC will send you a statement showing your Visa Gold card transactions and/or other activity for the billing period in which such transactions or other activity occurred.

You authorize Piper Jaffray to automatically transfer funds from the Combined Asset Value of your Piper Jaffray Prime Account to pay amounts to PNC when requested by PNC. The amount of any cash advance transactions will be transferred from your Piper Jaffray Prime Account on the day such item is presented for payment. Charge transactions from the most recent billing period will be transferred from your Piper Jaffray Prime Account once a month on the payment date indicated on the statement issued you by PNC. If your Combined Asset Value will not pay the entire amount of newly-billed Visa Gold card charge transactions on the payment date, you will have 10 days to transfer assets to the Piper Jaffray Prime Account.

If you do not make funds available for payment when due, finance charges will accrue as provided in the Credit Card Agreement. If payment is made on or before the applicable payment due date as provided in the Credit Card Agreement, and there was no previous balance, then no finance charges will be assessed. Whenever finance charges are assessed, the Annual Percentage Rate will be as stated in the Credit Card Agreement.

For additional information regarding your Visa Gold card account, refer to the Credit Card Agreement which will accompany your Visa Gold card(s).

TERMINATION OF THE VISA GOLD CARD FEATURE - Any cardholder who is a Piper Jaffray Prime Account client may terminate the Visa Gold card feature by notifying Piper Jaffray in writing. In any such event, we request that you return all Visa Gold cards, cut in half, to your Piper Jaffray Investment Executive. Such termination does not relieve you of responsibility for charge or cash advance transactions made using the Visa Gold card, nor, will it terminate your Piper Jaffray Prime Account. PNC may terminate your Visa Gold card feature in accordance with the terms of the Credit Card Agreement but such termination need not terminate your Piper Jaffray Prime Account.

REVOKING ADDITIONAL CARDHOLDERS' PRIVILEGES - You may revoke the authority of any additional cardholders who are not Piper Jaffray Prime Account clients. To revoke the authority of any additional cardholders notify Piper Jaffray in writing. In any such event, we request that you return all Visa Gold cards, cut in half, to your Piper Jaffray Investment Executive. You remain liable for any losses incurred either before we receive your written notice of revocation or as a result of any use of the Visa Gold card that occurs before we receive written notice, in accordance with the Credit Card Agreement.

You agree not to use under any circumstances either directly or indirectly the Visa Gold(R) card to purchase, carry or otherwise trade in any securities (including shares of the Funds) and that, if you make any such use of the Visa Gold card, Piper Jaffray may immediately terminate your Piper Jaffray Prime Account, redeem your Fund shares, sell securities in your Securities Account to satisfy all outstanding loans, and cause PNC to revoke the Visa Gold cards, and terminate the check-writing privilege.

9.  CHECKS AND VISA GOLD(R) CARD CASH ADVANCE TRANSACTIONS
Piper Jaffray will debit your account immediately whenever a check is presented for payment on your behalf, or, when Piper Jaffray is notified that you or an additional authorized Visa Gold card cardholder has effected a Visa Gold card cash advance. You authorize Piper Jaffray to automatically transfer funds from your Piper Jaffray Prime Account to PNC to cover checks or Visa Gold card cash advances.

10.  PERIODIC REPORTS
Each month Piper Jaffray will send a statement of account (or quarterly if no activity) to you at the mailing address furnished by you to Piper Jaffray. The statement will detail, among other things, loan interest charges, if any, dividends received on securities held in your Securities Account, Visa Gold(R) card transactions, and checks drawn on PNC. Once a year, the amount of the annual fee that Piper Jaffray charges for the Piper Jaffray Prime Account will be indicated on the monthly statement, and you authorize Piper Jaffray to deduct that annual fee from your Piper Jaffray Prime Account. You understand that a copy of your monthly statement will be sent to your Piper Jaffray Investment statement will be sent to your Piper Jaffray Investment Executive. Confirmations detailing specific purchases and redemptions of Fund shares will not be sent to you. PNC will forward canceled checks to you.

11.  CUSTOMER REPRESENTATIONS.

Until advised by you of a change of address, Piper Jaffray shall regard as accurate the address provided when you opened your account. All mail sent by Piper Jaffray to your address shall constitute delivery to you. You are of legal age. Unless you have otherwise informed Piper Jaffray, you are not an employee of any exchange or of any corporation of which any exchange owns a majority of the capital stock, or of a member of any exchange or of any firm registered on any exchange, or of a bank, trust company, insurance company or of any corporation, association, firm or individual engaged in the business of dealing, either as broker or principal, in stocks, bonds or other securities or any forms of commercial paper and, if any time during the life of this Agreement you become so, you will notify Piper Jaffray. No one other than yourself has or will have an interest in any account governed hereby, except as you advise Piper Jaffray in writing. The information you have supplied to Piper Jaffray concerning your financial resources and experience in trading securities Is true and accurate.

12. LIMITATION OF PIPER JAFFRAY'S AND PNC'S LIABILITIES.
Piper Jaffray may employ subbrokers and may deal with specialists, odd lot dealers and others, either as principal or agent, and shall be responsible only for reasonable care in their selection and may settle contracts and controversies according to the regulations and customs of the exchange, board or market where the orders are executed. Piper Jaffray shall be responsible for executing your orders in a reasonable manner within a reasonable time in accordance with industry custom and practice. Piper Jaffray agrees and represents that it has installed equipment necessary to execute your transactions and that Piper Jaffray will take all reasonable steps to keep said equipment in good working order and that adequate personnel have been retained to operate said equipment. Piper Jaffray shall not be liable to you for the failure or delay of any order to be executed due to the failure or malfunction of any electronic, electric or mechanical equipment. You specifically agree not to hold Piper Jaffray liable for any loss you may incur due to said failures or delays resulting from the non-operation or malfunctioning of said equipment. By this Agreement you intend specifically to waive any claim you may have against Piper Jaffray under this Agreement or against Piper Jaffray as your agent relating to any loss incurred by you due to the failure or malfunctioning of said equipment.

You agree that neither Piper Jaffray nor PNC will be liable for any loss you may incur unless they are negligent in fulfilling this Agreement. IN NO EVENT WILL PIPER JAFFRAY OR PNC BE LIABLE FOR CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES OR LOSS.

13. TRANSACTIONS SUBJECT TO APPLICABLE RULES, CUSTOMS OF TRADE AND LAWS.
All transactions made by Piper Jaffray for you shall be subject to the constitutions, rules, customs and practices of the exchanges, boards or markets where executed and of their respective clearing houses and shall be subject to state and federal laws.

14. TERMINATION OF THE PIPER JAFFRAY PRIME ACCOUNT.
You may terminate the Piper Jaffray Prime Account, including the Securities Account, at any time. You understand that such termination will result in the cancellation of all Visa Gold cards and additional Visa Gold cards issued in connection with the Piper Jaffray Prime Account and in cancellation of the check-writing privilege. You will remain responsible, however, for the payment of charges to your Securities Account as well as for any Visa Gold card transactions, checks and all charges resulting fro in use of the check-writing privileges, in each case whether arising before or after termination. It is also understood that Piper Jaffray in its discretion may terminate your Piper Jaffray Prime Account and/or the related services at any time.

Should your Piper Jaffray Prime Account be terminated, you hereby authorize Piper Jaffray to redeem all shares of the Funds owned by your account and to make the proceeds available to you after all your obligations to Piper Jaffray are settled. If your Piper Jaffray Prime Account is terminated, you will not use and will promptly destroy, by cutting in half, all unused checks and Visa Gold card(s) and will return to PNC the destroyed Visa Gold cards.

15.  CUSTOMER AGREES TO ARBITRATE.
o      ARBITRATION IS FINAL AND BINDING ON THE PARTIES.
o THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT INCLUDING THE RIGHT TO JURY TRIAL.
o PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
o THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.
o THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIEs INDUSTRY.

YOU AGREE TO ARBITRATE ANY DISPUTES BETWEEN PIPER JAFFRAY AND YOU. YOU SPECIFICALLY AGREE AND RECOGNIZE THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN PIPER JAFFRAY, ITS AGENTS, REPRESENTATIVES OR EMPLOYEES AND YOU CONCERNING ANY TRANSACTION, ACCOUNT OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED by ARBITRATION TO THE FULL EXTENT PROVIDED BY LAW. SUCH ARBITRATION SHALL BE IN ACCORDANCE WITH THE RULES THEN IN EFFECT OF THE ARBITRATION COMMITTEE OF THE NEW YORK STOCK EXCHANGE, INC. OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. AS YOU MAY ELECT. YOU AUTHORIZE PIPER JAFFRAY, IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO PIPER JAFFRAY AT ITS MAIN OFFICE WITHIN 15 DAYS AFTER RECEIPT OF NOTIFICATION FROM PIPER JAFFRAY REQUESTING SUCH ELECTION, TO MAKE SUCH ELECTION ON YOUR BEHALF.

HOWEVER, IT IS UNDERSTOOD, NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED by THE PUTATIVE CLASS ACTION UNTIL:

         (I)   THE CLASS CERTIFICATION IS DENIED;
         (II)  THE CLASS IS DECERTIFIED; OR
         (III) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT.

SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

16.  ENTIRE AGREEMENT AND AMENDMENTS.

All transactions made or entered on your account or accounts, whether before or after you signed this Agreement, shall be treated as though made under and governed by the terms of this Agreement. This Agreement shall enure to the benefit of Piper Jaffray and of any successor firm or firms, irrespective of any change or changes at any time in the personnel thereof This Agreement supersedes any existing agreement you may have with Piper Jaffray. Except as modified by disclosure in the Prospectuses, this Agreement may be amended only by an amendment in writing duly signed by you and an authorized representative of Piper Jaffray. This Agreement shall be continuous and shall survive any temporary or Intermittent closing out of any account with Piper Jaffray.

17.  GENERAL
This Agreement or the Prospectuses may be changed from time to time. You agree that neither Piper Jaffray nor PNC will be liable for any loss you may incur unless they are negligent in fulfilling this Agreement. In no event will Piper Jaffray or PNC be liable for consequential, special or indirect damages or loss.

This  Agreement  is governed by the laws of the State of  Minnesota.  The Credit
Card Agreement is governed by Delaware and federal law. If the terms and conditions of the Credit Card Agreement conflict with the description of the Visa Gold card account described herein, the terms and conditions of the Credit Card Agreement shall govern. The terms and conditions of this Agreement and the Credit Card Agreement apply to you, your heirs, executors, administrators and assigns. It will benefit Piper Jaffray's successors and assigns. If any provision of this Agreement shall be held to be unenforceable in any jurisdiction, the remaining provisions of this Agreement shall be unimpaired. All provisions hereof shall remain in full force and effect in all other jurisdictions.

18.  CLIENT INFORMATION
Information regarding you shall be confidential and may be disclosed to third parties only with your consent or as required by law. Piper Jaffray is permitted by law to share experience information regarding you with any affiliate. You hereby acknowledge and consent that Piper Jaffray may share non-experience information with any affiliate commencing from the date of this Agreement and at any time during the term of this Agreement. You may withhold this consent by striking the previous sentence containing consent at the time of execution or may withdraw such consent at anytime during the term of the Agreement by providing written notice to Piper Jaffray directing that such information may not be shared with affiliates.

              ------------------------
              Account Number

              ------------------------
              PR


DESIGNATED FUND AUTHORIZATION (PLEASE CHECK ONE BOX):

--------------------------------------------------------------------------------

|_|  FIRST AMERICAN PRIME OBLIGATIONS
              |_|  FIRST AMERICAN GOVERNMENT
    FUND - CLASS A (P)
                   OBLIGATIONS FUND - CLASS C (G)

|_|  FEDERATED MINNESOTA TAX-EXEMPT
              |_|  FEDERAL CALIFORNIA TAX-
                   EXEMPT MONEY MARKET FUND

|_|  FIRST AMERICAN TAX FREE
     OBLIGATIONS FUND - CLASS A (F)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


IMPORT NOTICE: INTERNAL REVENUE SERVICE REQUIRES THAT W-9 FORMS BE COMPLETED WITHIN 30 DAYS OF THE OPENING OF ANY NEW ACCOUNT. IF AN ACCOUNT DOES NOT HAVE A W-9, 31% OF ANY INTEREST OR DIVIDENDS RECEIVED WILL BE WITHHELD FROM YOUR ACCOUNT AND SENT TO THE IRS. TO RECEIVE CREDIT FOR ANY WITHHELD AMOUNTS, PLEASE CONSULT YOUR TAX PREPARER.

SUBSTITUTE W-9 VERIFICATION:

(PLEASE "X" ONE BOX      My |_|  Social Security Number (or)
 AND FILL IN NUMBER)        |_|  Tax Identification Number is: ->


CERTIFICATION - Under penalties of perjury, I certify by signing below that:

(1) The number shown on this form is my correct taxpayer identification number (OR I AM WAITING FOR A NUMBER TO BE ISSUED TO ME), AND

(2)      I am not subject to backup withholding because:
        (a)     I am exempt from backup withholding or
        (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or
        (c) the IRS has notified me that I am no longer subject to backup withholding.

CERTIFICATION INSTRUCTIONS - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

FOR SOLE PROPRIETORSHIP ACCOUNTS ONLY:                                     SP

--------------------------------------------------------------------------------
 |_|  By checking this box I certify that                      Name of Company
      the following company is a sole
      proprietorship ->


BY SIGNING THIS AGREEMENT YOU:
1. ACKNOWLEDGE THAT, IF YOU HAVE BEEN ADVANCED CREDIT, YOUR SECURITIES MAY BE LOANED TO PIPER JAFFRAY OR LOANED OUT TO OTHERS.
2. UNDERSTAND THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AS SHOWN ON PAGE 7, PARAGRAPH 15.
3.   ACKNOWLEDGE RECEIPT OF A COPY OF THIS AGREEMENT.


--------------------------------------------------------------------------------

NONDEPOSIT INVESTMENT PRODUCTS ARE NOT INSURED BY THE FDIC, ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF OR GUARANTEED BY U.S. BANK NATIONAL ASSOCIATION OR ITS AFFILIATES, AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

--------------------------------------------------------------------------------

You consent and agree to the foregoing terms and conditions and acknowledge receipt of a copy thereof.

 Signature                   Date    Name (please print)   Title (IF APPLICABLE)

--------------------------------------------------------------------------------
 Signature (IF APPLICABLE)   Date    Name (please print)   Title (IF APPLICABLE)

-------------------------------------------------------------------------------

          EXHIBIT 5 - FORM OF PIPER JAFFRAY PAT PLUS ACCOUNT AGREEMENT

USBANCORP                PAT PLUS ACCOUNT(TM)
PIPER JAFFRAY(R)         AGREEMENT

PLEASE READ CAREFULLY.

This agreement ("Agreement") sets forth the terms and conditions governing the U.S. Bancorp Piper Jaffray PAT Plus Account TM ("PAT PLUS ACCOUNT") offered by U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), for which you (all such signatories hereto, whether acting in their individual or representative capacities, are sometimes referred to as "you") are making application with U.S. Bancorp Piper Jaffray. This Agreement is subject to, and may be modified from time to time by disclosure in, the prospectuses pertaining to the money market investment funds from time to time offered by U.S. Bancorp Piper Jaffray as a component of the PAT Plus Account (the "Funds"), and any supplement or amendment thereto as of the time of filing or effectiveness thereof (the prospectuses, as so amended or supplemented, are referred to as the "Prospectuses").

Subject to the foregoing, it is understood that the PAT Plus Account will operate as follows:

1.   DESCRIPTION OF PAT PLUS ACCOUNT.

The PAT Plus Account is an integrated financial services program that links together several components:

(1) a U.S. Bancorp Piper Jaffray securities account (the "Securities Account") with a ready purchase credit feature;

(2)   the Funds from time to time offered by U.S. Bancorp Piper Jaffray; and

(3) cash access check-writing privilege provided by Provident National Bank (IF REQUESTED), A subsidiary of PNC Financial Corp (PROVIDENT NATIONAL BANK AND ITS AFFILIATES ARE REFERRED TO AS "PROVIDENT" ) or such other bank as U.S. Bancorp Piper Jaffray from time to time may select.

The principal attributes of each component of the PAT Plus Account and their relation to one another are described below.

2.   SECURITIES ACCOUNT.
The Securities Account is linked to a credit account with a ready purchase credit feature. You may use the Securities Account to purchase and sell securities, including options, for cash or on credit. If the ready purchase credit feature is used, the Securities Account will operate like a credit account. The Securities Account will be governed by the federal securities laws, the rules and regulations of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Securities Investor Protection Corporation, the New York Stock Exchange, Inc., other registered national securities exchanges, the National Association of Securities Dealers', Inc. and by this Agreement and the policies of U.S. Bancorp Piper Jaffray.

The amount of available ready purchase credit will vary depending upon the amount of eligible securities in your PAT Plus Account and applicable regulatory requirements, but is presently limited to 50% of the current market value of eligible securities in your PAT Plus Account.

When you purchase securities, U.S. Bancorp Piper Jaffray will first apply any cash in your PAT Plus Account on the settlement date and then redeem Fund shares at net asset value to the extent necessary to pay the amounts due in connection with such transaction, including all costs and expenses of the transaction. If at the settlement date, such amounts are sufficient to pay all amounts due, the trade will be treated as a cash transaction.

If on the settlement date, there is not sufficient cash or net asset value of Fund shares in your PAT Plus Account, U.S. Bancorp Piper Jaffray may extend credit to you on the terms and conditions set forth in this Agreement. If U.S. Bancorp Piper Jaffray extends credit to you, such amounts will be automatically collateralized by eligible securities in your PAT Plus Account. If sufficient eligible securities are not available in your PAT Plus Account , you must deposit additional cash and/or eligible securities into your PAT Plus Account within the allotted timeframes required by the laws, rules, regulations and policies governing the extension of credit by U.S. Bancorp Piper Jaffray. If sufficient cash or eligible securities are not deposited into the PAT Plus Account within the allotted timeframes prescribed by applicable regulatory requirements, U.S. Bancorp Piper Jaffray is required to liquidate the trade(s) at market risk and exposure to you.

a. PLACING ORDERS, CLIENT RESPONSIBILITIES. When you place any order to sell securities that are long in your account, you will designate it as such and hereby account, you will authorize U.S. Bancorp Piper Jaffray to mark such order as being "long". Any sell order which you shall designate as being for long account will be for securities then owned by you, and if such securities are not then deliverable by U.S. Bancorp Piper Jaffray from any account of yours, you will deliver such securities as soon as you can do so. If you place any order to sell securities that are short your account, you will designate it as such and authorize U.S. Bancorp Piper Jaffray to mark such order as being "short". In case U.S. Bancorp Piper Jaffray makes a short sale of any securities at your direction, or in case you fail to deliver to U.S. Bancorp Piper Jaffray any securities which U.S. Bancorp Piper Jaffray has sold at your direction, you authorize U.S. Bancorp Piper Jaffray to borrow the securities necessary to enable U.S. Bancorp Piper Jaffray to make delivery to the purchaser, and you agree to be responsible for the cost or loss U.S. Bancorp Piper Jaffray may incur, or the cost of otherwise obtaining the securities if U.S. Bancorp Piper Jaffray is unable to borrow them. No settlement of any account for you may be made by you without all securities in which your account is short being received by U.S. Bancorp Piper Jaffray and all securities in which your account is long being paid for in full and the securities then delivered. U.S. Bancorp Piper Jaffray and its correspondents are designated as your agents to consummate all such transactions, and are authorized to make such advances and expend such moneys as may be required.

b. CLIENT'S ORDERS BINDING UNTIL NOTICE OF DEATH; U.S. BANCORP PIPER JAFFRAY'S RIGHTS TO PURCHASE OR SELL. Any order you give U.S. Bancorp Piper Jaffray shall be binding upon you and your personal representative until U.S. Bancorp Piper Jaffray has actual notice of your death. Your death and notice thereof shall not in any way affect U.S. Bancorp Piper Jaffray's rights under this Agreement to take any action which U.S. Bancorp Piper Jaffray could have taken if you had not died. Upon your death or failure to comply with any part of this Agreement or whenever U.S. Bancorp Piper Jaffray deems it necessary for its protection, U.S. Bancorp Piper Jaffray is authorized (but is not required) to:

      o   Cancel outstanding orders;
      o Purchase, sell, assign, receive and deliver all or any part of the securities held or carried for you; and
      o Close out short sales by purchase upon any exchange board or market or any public or private sale at U.S. Bancorp Piper Jaffray's option.

c. SECURITIES PENDING ISSUE. On transactions in securities when, as and if issued, U.S. Bancorp Piper Jaffray is entitled to protection against its contingent liability pending the issue of the securities to the same extent as in purchases and sales of securities already issued.

d. WAIVER OF NOTICE. U.S. Bancorp Piper Jaffray may take these actions without demand for credit or notice of purchase or sale, which are expressly waived. No specific demand or notice shall invalidate this waiver. After deducting all costs and expenses of any such purchase or sale and delivery, U.S. Bancorp Piper Jaffray is authorized to apply the residue of the proceeds to the payment of your liabilities to U.S. Bancorp Piper Jaffray, returning the surplus, if any, to you, and you shall remain liable for any deficiency. At any such sale at public auction or on any exchange, U.S. Bancorp Piper Jaffray may become purchasers for itself or on behalf of anyone else.

3.   U.S. BANCORP PIPER JAFFRAY ACCOUNT FEES
The following fees may apply U.S. Bancorp Piper Jaffray Account Fees depending on the account's transactions and activity:

      o All trades (purchases and sales) will be charged a $5 transaction fee. Some managed account types are excluded as well as mutual fund trades, syndicate offerings, annuities, insurance, or trades with a dollar value of less than $5.
      o  Accounts transferring to other firms are subject to A $50 transfer fee.
      o Foreign securities transacted on a foreign exchange (ordinary "ORD" shares) will be charged the $100 fee at the time of a purchase and sale.

Other fees may apply, depending on additional services desired. U.S. Bancorp Piper Jaffray will provide you with prior notification of an increase to the fees payable hereunder.

4.   CREDIT EXTENSIONS

PLEASE NOTE - SECTION 3 CONCERNING CREDIT WILL ONLY APPLY WHEN AND IF YOU ARE CARRYING A SETTLEMENT DATE DEBIT BALANCE IN YOUR PAT PLUS ACCOUNT (U.S. BANCORP PIPER JAFFRAY IS LENDING YOU MONEY AGAINST YOUR SECURITIES AS COLLATERAL).

If U.S. Bancorp Piper Jaffray extends a loan based on the ready purchase credit feature of your Securities Account, U.S. Bancorp Piper Jaffray will begin to charge interest on the day it extends such credit to you. As with any credit extension by U.S. Bancorp Piper Jaffray, you must be in compliance with all current regulations and New York Stock Exchange maintenance requirements.

a. CLIENT OBLIGATION. You will pay interest on all amounts advanced by U.S. Bancorp Piper Jaffray and on other balances due U.S. Bancorp Piper Jaffray (including all commissions and such other charges as U.S. Bancorp Piper Jaffray may impose) as specified under the caption "Credit Terms" in this Agreement. In addition, you specifically agree that U.S. Bancorp Piper Jaffray may check your credit references at any time, and authorize anyone to grant that information to U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray may at any time demand that your account or accounts immediately be taken up and paid, and all amounts advanced and other balances due, with interest and commissions, shall be due and payable on demand. Unless demand is sooner made, interest is due and payable monthly or upon the balances due being paid in full. You will at all times maintain sufficient collateral for said accounts as from time to time required by U.S. Bancorp Piper Jaffray.

b. CREDIT TERMS. U.S. Bancorp Piper Jaffray charges in connection with any credit U.S. Bancorp Piper Jaffray may extend to you are as follows:

You will be charged interest on any credit extended to you for the purpose of purchasing, carrying, trading or selling any securities. Such extensions of credit include but are not limited to:

o     prepayment of proceeds of sale prior to settlement;
o     payments on "no good delivery" securities prior to clearance;  specific
o     transactions where interest expenses are incurred.

The annual rate of interest charged on your average debit balance is based on U.S. Bancorp Piper Jaffray's announced broker call rate, which is determined by U.S. Bancorp Piper Jaffray's cost of borrowing money from banks. To U.S. Bancorp Piper Jaffray's broker call rate, U.S. Bancorp Piper Jaffray will add a maximum 2.5% override. U.S. Bancorp Piper Jaffray may charge lower overrides depending upon factors such as the size of your net balance, U.S. Bancorp Piper Jaffray's evaluation of the commission income generated by your account, the service required for the account, etc.

Your rate of interest will be changed without notice in accordance with changes in your net balance due and changes in U.S. Bancorp Piper Jaffray's cost of borrowing money. When your interest rate is to be increased for any other reason, at least 30 days' prior written notice will be given.

THE METHOD OF COMPUTING INTEREST IS AS FOLLOWS: Interest is accrued daily on all funds owed to U.S. Bancorp Piper Jaffray (debit balances). Free credit balances within an account are used to offset the debit balance each U.S. Bancorp Piper Jaffray's interest period runs from the 16th of the previous month to the 15th of the current month. Therefore, to compute your interest, it will be necessary to use the prior month's statement as well as the current statement.

Begin with the debit balance on the 15th of the previous month. Starting with the 16th and each day through the 15th of the current statement, add to that debit balance any debits and subtract any credits appearing on your statement to determine each day's debit balance. Free credits within an account are used to offset the debit balance each day. The average debit balance is determined by adding the debit balances for each day and dividing by the number of days in the billing period. Multiply this by the annual rate of interest and then by the number of days in the billing period. Then divide by 360.

In order to assist you your monthly statements will contain the following information: annual rate of interest charged to your account, the average daily debit, and ending debit balance of interest period (lst of the month).

The credit that appears on your statement due to short sales (including short sales against the box) is offset by a debit of like amount because U.S. Bancorp Piper Jaffray has to borrow the same security in order to deliver it to the buying broker. This means that the credit generated by any short sale does not reduce your debit balance for the purpose of computing interest until the short position is covered.

If the security which you sold short (or sold short against the box) appreciates in market price over the selling price, interest will be charged on the appreciation of the value. If the security which you sold short depreciates in market price, interest is correspondingly reduced by the drop in value. Periodically, and depending upon prevailing conditions, this practice of "marking-to-the-market" is performed.

If you have any further questions about interest charged to your account, you should contact your U.S. Bancorp Piper Jaffray Investment Executive.

C.       LIENS, PLEDGING AND LENDING OF SECURITIES IN ACCOUNT.

      PLEASE NOTE -- IN ACCORDANCE WITH SEC RULE I5C3-3(B), WE ARE PROHIBITED FROM LENDING ANY OF YOUR SECURITIES UNLESS YOU ARE CARRYING A SETTLEMENT DATE DEBIT BALANCE AGAINST YOUR SECURITIES (U.S. BANCORP PIPER JAFFRAY IS LENDING YOU MONEY AGAINST YOUR SECURITIES AS COLLATERAL).

      If you use the ready purchase credit feature of your PAT Plus Account, any securities in any of your accounts are collateral for any debit balances in your PAT Plus Account. This means that in accordance with the terms of this Agreement, securities in your PAT Plus Account or other accounts with U.S. Bancorp Piper Jaffray can be sold to reduce or to liquidate entirely any debit balances in your PAT Plus Account.

      If you use the ready purchase credit feature of your PAT Plus Account and if there is a decline in the market value of your securities which are the collateral for your debit balance, it may be necessary for U.S. Bancorp Piper Jaffray to request additional funds or collateral. Ordinarily, a request for additional funds or collateral will be made when the equity in the account falls below 33 percent of the market value of all securities in the account. (The equity is the excess market value of the securities in the account over the debit balance.) However, U.S. Bancorp Piper Jaffray retains the right to require additional funds or collateral when U.S. Bancorp Piper Jaffray deems it desirable.

      All securities held or purchased by U.S. Bancorp Piper Jaffray for you shall be subject to a lien for the payment of all your liabilities to U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray is authorized without notice to you, whenever U.S. Bancorp Piper Jaffray deems it advisable, to transfer interchangeably between any accounts you have with U.S. Bancorp Piper Jaffray any or all of the securities so held, and without notice to you and without regard to whether U.S. Bancorp Piper Jaffray has in its possession or subject to its control at the time thereof other securities of the same kind and amount, and in the usual course of business, to pledge, repledge, hypothecate, rehypothecate (EITHER FOR THE AMOUNT DUE U.S. BANCORP PIPER JAFFRAY from you or FOR A GREATER OR LESSER SUM) and lend the same to itself as brokers or to others from time to time, separately or commingled with securities carried for other clients. U.S. Bancorp Piper Jaffray shall not be required to deliver to you the identical securities deposited or received but only securities of the same kind and amount.

5.   THE FUNDS.
You authorize U.S. Bancorp Piper Jaffray to invest automatically in shares of the Fund from time to time designated by you (the "Designated Fund") any cash in your Securities Account (that is, any cash that does not result from a loan from U.S. Bancorp Piper Jaffray, and, thus, may be transferred out of your Securities Account without giving rise to interest charges). Free credit cash balances in your Securities Account (as determined in accordance with U.S. Bancorp Piper Jaffray's normal procedures) of $100 or more (subject to change) will automatically be invested in shares of the Fund at their current net asset value at least once a week. Although cash'll be invested automatically in only the Designated Fund, you may purchase shares in the other Funds at any time.

Your Designated Fund Option will be changed to First American Funds Prime Obligations Fund - Class Y, if the value of your account reaches the minimum set forth in the current prospectus. Your account will not be affected if your Designated Fund is a tax exempt money market fund. U.S. Bancorp Piper Jaffray will evaluate accounts on the last business day of each calendar year quarter end. We will make the change on the first business day of the calendar year quarter that begins after the value of your account reaches the minimum.

Shares of the Designated Fund and shares of other Funds will be redeemed at their net asset value and you authorize automatic redemptions, as necessary, to satisfy debit balances resulting from securities transactions or from use of the cash access check-writing privilege, as described below. You may also redeem shares of the Funds directly by written or oral request to U.S. Bancorp Piper Jaffray.

Orders for the purchase or redemption of Fund shares will become effective as provided in the Prospectuses. Ordinarily, a purchase order will not be entered until cash in the form of Federal Funds become available to U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray may, however, without charge, advance Federal Funds to the PAT Plus Account on your behalf to enable you to purchase Fund shares and earn Fund dividends prior to final collection of checks or other instruments deposited in your Securities Account. You therefore agree that U.S. Bancorp Piper Jaffray may reasonably withhold access to the redemption proceeds of Fund shares purchased by checks or other instruments credited to your PAT Plus Account.

The Funds will declare dividends on each business day as earned, and credit dividends monthly on shares of the Funds owned by you. You recognize that dividends are paid in additional Fund shares, unless monthly cash payment is requested.

6.   CHECK-WRITING PRIVILEGES.
If you have requested cash access check-writing privileges, upon approval of your application by Provident, you may exercise a cash access check-writing privilege through an account with Provident. Provident will furnish initial checks to you. In the case of a corporate account, a maximum of six (6) authorized check signers designated by corporate resolutions may exercise a cash access checkwriting privilege through an account maintained at Provident.

You must maintain sufficient Available Cash in your Securities Account and Fund shares ("Combined Asset Value") to pay any checks you write. Payments for checks will be satisfied from the Combined Asset Value of your PAT Plus Account in the following order: First, from cash in your Securities Account; second, from the proceeds of redeeming Designated Fund shares (if any); and third, from the proceeds of redeeming other Fund shares (if any). Should these assets prove to be insufficient, U.S. Bancorp Piper Jaffray will be required to return the check as nonsufficient funds.

7.   PERIODIC REPORTS.
Each month U.S. Bancorp Piper Jaffray will send a statement of account (or quarterly if no activity) to you at the mailing address furnished by you to U.S. Bancorp Piper Jaffray.

The statement will detail, among other things, reports of execution of transactions and statements of accounts as required, account interest charges, if any, dividends received on securities held in your Securities Account, and checks drawn on Provident. Reports of the execution of orders ("Confirmations") and statements of your accounts ("Statements") shall be conclusive if not objected to in writing within a reasonable time. Once a year, the amount of the annual fee, if any, that U.S. Bancorp Piper Jaffray charges for the PAT Plus Account will be indicated on the monthly statement, and you authorize U.S. Bancorp Piper Jaffray to deduct that annual fee from your PAT Plus Account. You understand that a copy of your monthly statement will be sent to your U.S. Bancorp Piper Jaffray Investment Executive. Confirmation detailing specific purchases and redemptions of Fund shares will not be sent to you. Provident will forward canceled checks to you.

8.   CLIENT REPRESENTATIONS.
Until advised by you of a change of address, U.S. Bancorp Piper Jaffray shall regard as accurate the address provided when you opened your account. All mail sent by U.S. Bancorp Piper Jaffray to your address shall constitute delivery to you. You are of legal age. Unless you have otherwise informed U.S. Bancorp Piper Jaffray, you are not an employee of any exchange or of any corporation of which any exchange owns a majority of the capital stock, or of a member of any exchange or of any firm registered on any exchange, or of a bank, trust company, insurance company or of any corporation, association, firm or individual engaged in the business of dealing, either as broker or principal, In stocks, bonds or other securities or any forms of commercial paper and, if any time during the life of this Agreement you become so, you will notify U.S. Bancorp Piper Jaffray. No one other than yourself has or will have an interest in any account governed hereby, except as you advise U.S. Bancorp Piper Jaffray in writing. The information you have supplied to

U.S. Bancorp Piper Jaffray concerning your financial resources and experience in trading securities is true and accurate.

9. LIMITATION OF U.S. BANCORP PIPER JAFFRAY'S AND PROVIDENT'S LIABILITIES.
U.S. Bancorp Piper Jaffray may employ subbrokers and may deal with specialists, odd lot dealers and others, either as principal or agent, and shall be responsible only for reasonable care in their selection and may settle contracts and controversies according to the regulations and customs of the exchange, board or market where the orders are executed. U.S. Bancorp Piper Jaffray shall be responsible for executing your orders in a reasonable manner within a reasonable time in accordance with industry custom and practice. U.S. Bancorp Piper Jaffray agrees and represents that it has installed equipment necessary to execute your transactions and that U.S. Bancorp Piper Jaffray will take all reasonable steps to keep said equipment in good working order and that adequate personnel have been retained to operate said equipment. U.S. Bancorp Piper Jaffray shall not be liable to you for the failure or delay of any order to be executed due to the failure or malfunction or any electronic, electric or mechanical equipment. For specifically agree not to hold U.S. Bancorp Piper Jaffray liable for any loss you may incur due to said failures or delays resulting from the non-operation or malfunctioning of said equipment. By this Agreement you intend specifically to waive any claim you may have against U.S. Bancorp Piper Jaffray under this Agreement or against U.S. Bancorp Piper Jaffray as your agent relating to any loss incurred by you due to the failure or malfunctioning of said equipment. You agree that neither U.S. Bancorp Piper Jaffray nor Provident will be liable for any loss you may incur unless they are negligent in fulfilling this Agreement. IN NO EVENT U.S. BANCORP PIPER JAFFRAY OR PROVIDENT BE LIABLE FOR CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES OR LOSS.

10. TRANSACTIONS SUBJECT TO APPLICABLE RULES, CUSTOMS OF TRADE AND LAWS.
All transactions made by U.S. Bancorp Piper Jaffray for you shall be subject to the constitutions, rules, customs and practices of the exchanges, boards or markets where executed and of their respective clearing houses and shall be subject to state and federal laws.

11. TERMINATION OF THE PAT PLUS ACCOUNT.
You may terminate the PAT Plus Account, including the Securities Account, at any time. You understand that such result in the cancellation of the cash access termination will check-writing privilege. You will remain responsible, however, for the payment of charges to your Securities Account as well as for any checks and all charges resulting from use of the cash access check-writing privilege, in each case whether arising before or after termination. U.S. Bancorp Piper Jaffray in its discretion may terminate your PAT Plus Account and/or the related services at any time.

Should your PAT Plus Account be terminated, you authorize U.S. Bancorp Piper Jaffray to redeem all shares of the Funds owned by your account and to make the proceeds available to you after all your obligations to U.S. Bancorp Piper Jaffray are settled. If your PAT Plus Account is terminated, you will not use and will promptly destroy all unused checks.

12.  CLIENT AGREES TO ARBITRATE.
o    ARBITRATION IS FINAL AND BINDING ON THE PARTIES.
o THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT INCLUDING THE RIGHT TO JURY TRIAL.
o PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
o THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.
o THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

YOU AGREE TO ARBITRATE ANY DISPUTES BETWEEN U.S. BANCORP PIPER JAFFRAY AND YOU. YOU SPECIFICALLY AGREE AND RECOGNIZE THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN U.S. BANCORP PIPER JAFFRAY, ITS AGENTS, REPRESENTATIVES OR EMPLOYEES AND YOU CONCERNING ANY TRANSACTION, ACCOUNT OR THE CONSTRUCTION,

PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION TO THE FULL EXTENT PROVIDED BY LAW. SUCH ARBITRATION SHALL BE IN ACCORDANCE WITH THE RULES THEN IN EFFECT OF THE ARBITRATION COMMITTEE OF THE NEW YORK STOCK EXCHANGE, INC. OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. AS YOU MAY ELECT. YOU AUTHORIZE U.S. BANCORP PIPER JAFFRAY, IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO U.S. BANCORP PIPER JAFFRAY AT ITS MAIN OFFICE WITHIN 15 DAYS AFTER RECEIPT OF NOTIFICATION FROM U.S. BANCORP PIPER JAFFRAY REQUESTING SUCH ELECTION, TO MAKE SUCH ELECTION ON YOUR BEHALF.

HOWEVER, IT IS UNDERSTOOD, NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL:

            (I)   THE CLASS CERTIFICATION IS DENIED;
            (II)  THE CLASS IS DECERTIFIED; OR
            (III) THE CLIENT IS EXCLUDED FROM THE CLASS BY THE COURT.


SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

13.      ENTIRE AGREEMENT AND AMENDMENTS.
All transactions made or entered on your account or accounts whether before or after you signed this Agreement, shall be treated as though made under and governed by the terms of this Agreement. This Agreement shall enure to the benefit of U.S. Bancorp Piper Jaffray and of any successor firm or firms, irrespective of any change or changes at any time in the personnel thereof. This Agreement supersedes any existing agreement you may have with U.S. Bancorp Piper Jaffray. Except as modified by disclosure in the Prospectuses, this Agreement may be amended only by an amendment in writing duly signed by you and an authorized representative of U.S. Bancorp Piper Jaffray. This Agreement shall be continuous and shall survive any temporary or intermittent closing out of any account with U.S. Bancorp Piper Jaffray.

14.      GENERAL.
This Agreement is governed by laws of the State of Minnesota. The terms and conditions of this Agreement apply to you, your heirs, executors, administrators and assigns. If any provision of this Agreement shall be held to be unenforceable in any Jurisdiction, the remaining provisions of the Agreement shall be unimpaired. All provisions hereof shall remain in full force and effect in all other Jurisdictions.

15.      CLIENT INFORMATION.
Information regarding you shall be confidential and may be disclosed to third parties only with your consent or as required by law. U.S. Bancorp Piper Jaffray is permitted by law to share experience information regarding you with any affiliate. You hereby acknowledge and consent that U.S. Bancorp Piper Jaffray may share non-experience information with any affiliate commencing from the date of this Agreement and at any time during the term of this Agreement. You may withhold this consent by striking the previous sentence containing consent at the time of execution or may withdraw such consent at any time during the term of the Agreement by providing written notice to U.S. Bancorp Piper Jaffray directing that such information may not be shared with affiliates.

                                           ------------------------
                                           Account Number


                                           ------------------------
                                           Account Number


                                          -------------------------
                                                                PR


DESIGNATED FUND AUTHORIZATION (PLEASE "X"CHECK ONE BOX):

--------------------------------------------------------------------------------

|_|  FIRST AMERICAN PRIME OBLIGATIONS        |_|  FIRST AMERICAN GOVERNMENT
     FUND - CLASS A (P)                           OBLIGATIONS FUND - CLASS C (G)

|_|  FEDERATED MINNESOTA TAX-EXEMPT          |_|  FEDERAL CALIFORNIA TAX-
                                                  EXEMPT MONEY MARKET FUND

|_|  FIRST AMERICAN TAX FREE
     OBLIGATIONS FUND - CLASS A (F)
--------------------------------------------------------------------------------

IMPORT NOTICE: INTERNAL REVENUE SERVICE REQUIRES THAT W-9 FORMS BE COMPLETED WITHIN 30 DAYS OF THE OPENING OF ANY NEW ACCOUNT. IF AN ACCOUNT DOES NOT HAVE A W-9, 31% OF ANY REPORTABLE PAYMENTS RECEIVED WILL BE WITHHELD FROM YOUR ACCOUNT AND SENT TO THE IRS. TO RECEIVE CREDIT FOR ANY WITHHELD AMOUNTS, PLEASE CONSULT YOUR TAX PREPARER.

SUBSTITUTE W-9 VERIFICATION:
--------------------------------------------------------------------------------

(PLEASE "X" ONE BOX    My |_|  Social Security Number (or)    Social Security or
                                                              Tax ID Number

 AND FILL IN NUMBER)      |_|  Tax Identification Number is:
->


CERTIFICATION - Under penalties of perjury, I certify by signing below that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), AND

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding or (B) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the IRS has notified me that I am no longer subject to backup withholding.

CERTIFICATION INSTRUCTIONS - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

 FOR SOLE PROPRIETORSHIP ACCOUNTS ONLY:                                    SP

--------------------------------------------------------------------------------
 |_|  By checking this box I certify that             Name of Company
      the following company is a sole
 |    proprietorship ->
--------------------------------------------------------------------------------

BY SIGNING THIS AGREEMENT YOU:
1. ACKNOWLEDGE THAT, IF YOU HAVE BEEN ADVANCED CREDIT, YOUR SECURITIES MAY BE LOANED TO PIPER JAFFRAY OR LOANED OUT TO OTHERS.

2. UNDERSTAND THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AS SHOWN ON PAGE 5, PARAGRAPH 12.

3.    ACKNOWLEDGE RECEIPT OF A COPY OF THIS AGREEMENT.

--------------------------------------------------------------------------------

NONDEPOSIT INVESTMENT PRODUCTS ARE NOT INSURED BY THE FDIC, ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF OR GUARANTEED BY U.S. BANK NATIONAL ASSOCIATION OR ITS AFFILIATES, AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

--------------------------------------------------------------------------------

You consent and agree to the foregoing terms and conditions and acknowledge receipt of a copy thereof.

 Signature                    Date    Name (please print)  Title (IF APPLICABLE)

--------------------------------------------------------------------------------
Signature (IF APPLICABLE)     Date    Name (please print)  Title (IF APPLICABLE)

--------------------------------------------------------------------------------